Exhibit 99.4

NEWS RELEASE

International Game Technology PLC Releases Notice of

2021 Annual General Meeting and 2020 Annual Report and Accounts

LONDON – April 1, 2021 – International Game Technology PLC ("IGT") (NYSE: IGT) announced the release of its Notice of the 2021 Annual General Meeting ("AGM") and 2020 Annual Report and Accounts for the period from January 1, 2020 to December 31, 2020. IGT provided information for the AGM, which will be held at IGT’s Registered Office, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT, on May 11, 2021, at 3:00 p.m. British Summer Time (BST).

The Notice of the AGM and the 2020 Annual Report and Accounts can be found in the Investor Relations section of www.igt.com, along with IGT's 2020 Annual Report on Form 20-F. These materials can be viewed online and are also available for download in PDF format.

2021 AGM and COVID-19

In light of the COVID-19 related Government restrictions and measures relating to social gatherings which are presently in place and the overriding health and safety concerns, the Board of Directors has decided to hold this year’s AGM as a closed meeting with only the minimum quorum of two shareholders present, in addition to the usual supporting staff, reduced to a minimum. Therefore, it will not be possible for shareholders to attend in person (other than those designated as attending for the purposes of the quorum) and if you attempt to attend in person, you will be refused entry.

The AGM will be restricted to formal business only, and resolutions will be put to a vote on a poll. All shareholders are encouraged to vote by submitting a proxy in advance of the AGM and to appoint the chairperson of the meeting as proxy to ensure shareholders vote is counted. Other named proxies will not be allowed to attend the AGM in person. Details on how shareholders can vote via a proxy are available in the Notice of the AGM and in the accompanying proxy form. Proxy votes should be returned by 3:00 p.m. (BST) on May 7, 2021, in line with the requirements set out in the Notice of the AGM.

To facilitate engagement with shareholders, shareholders can send any questions relating to the business of the AGM in advance of the meeting to the Company Secretary, International Game Technology Plc, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT or IGT_AGM@IGT.com. Responses will be made via return email and/or published as soon as possible in the Investor Relations section of www.igt.com.

As usual, the results of voting on the proposed AGM resolutions will be published after the AGM and will be available on IGT's website.

Further AGM updates

Shareholders should be aware that arrangements for the AGM may change at short notice. The Board recommends that shareholders continue to monitor IGT’s website and announcements for any updates in relation to the AGM.

About IGT

IGT (NYSE: IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

# # #

Contact:

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190